EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

CLEAN HARBORS, INC.

Offer to Exchange 7 5/8% Senior Secured Notes due 2016

Registered under the Securities Act of 1933 for

All Outstanding Unregistered 7 5/8% Senior Secured Notes due 2016

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands)
Income from operations before income taxes	$24,198	$43,902	$93,977	$72,238	$52,953	$29,116	$8,643
Add (Subtract):
Capitalized interest	(110)	(287)	(157)	(1,179)	(682)	(91)	(1,922)
Amortization of capitalized interest	282	277	541	435	294	246	24

Fixed charges (see calculation below)	5,981	9,609	18,736	22,897	20,259	26,803	31,985
Income from operations before income taxes as adjusted	$30,351	$53,508	$113,098	$94,391	$72,824	$56,074	$38,730
Fixed charges:
Interest expense, net	$2,989	$5,900	$8,403	$13,157	$12,447	$22,754	$22,297
Interest income	623	1,431	623	4,023	3,589	1,403	692
Capitalized interest	110	287	157	1,179	682	91	1,922
Amortization of capitalized interest	(282)	(270)	(541)	(435)	(294)	(246)	(24)
Preferred stock dividend	—	—	—	332	314	317	5,684
Portion of operating lease rental expenses deemed to be representative of the interest factor	2,541	2,275	5,624	4,641	3,521	2,484	1,414
Fixed charges	$5,981	$9,609	$18,736	$22,897	$20,259	$26,803	$31,985

Ratio of earnings to fixed charges	5.1x	5.6x	6.0x	4.1x	3.6x	2.1x	1.2x